UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of May 2022

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

HIVE-ZOX Selects Sierra Wireless LPWA Module for Global Cold Chain Monitoring Solution

Sierra Wireless HL78 Series module integrated into HIVE-ZOX tracking solution, providing seamless global connectivity and real-time visibility of COVID vaccine shipments

VANCOUVER, British Columbia--(BUSINESS WIRE)--May 10, 2022--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), a world leading IoT solutions provider, today announced that its HL78 Series LPWA module has been chosen by HIVE-ZOX International to provide global connectivity and real-time visibility for their cold chain monitoring solution. The solution is currently being used to monitor COVID vaccine shipments and provide quality control throughout the supply chain, all over the world.

Sierra Wireless’ multi-mode LPWA modules offer best-in-class power performance for global LTE-M, NB-IoT, and 2G networks, providing seamless global connectivity for the HIVE-ZOX solution. They offer a wide selection of bands for scalability across the world, and their high transmit power ensure a resilient connection, even in challenging underground or remote locations.

“The HL78 Series provides a cost-effective, secure and best-in-class power performance for low-bandwidth IoT applications. It has variants that support the latest Cat-M1/NB2 3GPP Release 14 standard, GNSS for precise location, 2G fallback for global coverage, a secure element for an added layer of security,” said Olivier Pauzet, VP of Product & IoT Solutions, Sierra Wireless. “With extended reach beyond traditional cellular, the HL78 Series is ideal for real-time fixed or mobile applications such as asset or cold chain tracking, to help ensure that products are not compromised, and that there is complete transparency throughout their journey.”

“Originally, we were working with 3G & 4G communications, but quickly realized that we needed a global next-generation mobile IoT network solution to track and monitor assets,” said Charles Bourbonnais, CEO & Co-Founder, HIVE-ZOX International. “We chose Sierra Wireless’ HL7802 LPWA module to fulfill our global connectivity needs after they were recommended to us.”

“The module enables 2G fallback for truly global communication, and also includes GNSS for location,” continued Mr. Bourbonnais. “Further, the technical team have been regularly available to help us with any aspect of development and integration and to review any issues, and they prioritized deliveries for us even with the worldwide supply chain shortages and constraints so that we were able to push forward with production. Sierra has proven themselves to be a trusted partner, and their solution has been very effective.”

Based in Switzerland, HIVE-ZOX International creates innovative technology using the Sierra Wireless LPWA module to track and monitor products across their supply chains, in real-time. The HIVE-ZOX Solution is a cloud-based platform offering connected Monitoring as a Service (cMaaS) for global supply chains, from end-to-end at product level; tracking, identifying and monitoring environmental conditions of transportation and storage and providing 24/7 visibility. The solution helps to ensure quality control, reduces spoilage and waste, improves performance, ensures the compliance of industry regulations, saves time and costs, and guarantees product quality and the safety of assets throughout their journey.

For more information, visit: http://www.sierrawireless.com/HL78;

https://www.sierrawireless.com/resources/webinars/digital-transformation-in-healthcare/

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, visit https://www.sierrawireless.com/company/image-gallery/

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is a world leading IoT solutions provider that combines devices, network services, and software to unlock value in the connected economy. Companies globally are adopting 4G, 5G, and LPWA solutions to improve operational efficiency, create better customer experiences, improve their business models, and create new revenue streams. Sierra Wireless works with its customers to develop the right industry-specific solution for their IoT deployments, whether this is an integrated solution to help connect edge devices to the cloud, a software/API service to manage processes with billions of connected assets, or a platform to extract real-time data to improve business decisions. With more than 25 years of cellular IoT experience, Sierra Wireless is the global partner customers trust to deliver them their next IoT solution. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at https://www.linkedin.com/company/sierra-wireless and on YouTube at https://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless, Inc. Other product or service names mentioned herein may be the trademarks of their respective owners.

Contacts

Louise Matich
Sierra Wireless
Media Relations
phone: +1 236 979 2154
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: May 10, 2022